UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Appointment of Chief Strategy Officer, Executive Director, and CEO of Subsidiary

SuperX AI Technology Limited (the “Company”) announces that on November 24, 2025, its board of directors (the “Board”) approved the appointment of Mr. Ken Lau as the Company’s Chief Strategy Officer, Executive Director, and Chief Executive Officer of the Company’s Singapore subsidiary, SuperX Industries Pte. Ltd. His appointment will take effect on December 1, 2025.

Mr. Lau is a U.S. citizen and an industry veteran with approximately three decades of experience in the semiconductor, server, and AI infrastructure sectors. From 1997 to 2023, he held a series of senior leadership positions at Intel Corporation, including General Manager of Intel Taiwan, Managing Director of Technical Sales for the Asia-Pacific region, and General Manager of Intel’s Chrome Client Platform and Customer Engineering Group. Throughout his tenure at Intel, he was deeply embedded in the Taiwan technology and supply chain ecosystem, overseeing large engineering organizations and leading several major corporate transformations, including the establishment of the Asia-Pacific data center engineering and customer support infrastructure and the strategic migration of Intel’s server reference design development to Taiwan. He later served as Chief Executive Officer of Neuchips Inc. from 2023 to 2025, where he led the company’s strategic repositioning toward enterprise GenAI applications.

In connection with his appointment, the Company entered into an employment agreement (the “Employment Agreement”) with Mr. Lau dated November 24, 2025, which sets forth the terms of his service as Chief Strategy Officer, Executive Director and CEO of SuperX Industries Pte. Ltd. His employment will commence on December 1, 2025. Under the Employment Agreement, Mr. Lau will receive an annual base salary of USD 600,000 and annual equity compensation consisting of Company ordinary shares with a grant date value of USD 200,000, issued and vested in equal monthly installments during his employment, subject to continued service and the terms of the Company’s 2025 equity incentive plan. The Employment Agreement also includes customary terms relating to confidentiality, invention assignment, non-solicitation, and non-competition covenants.

The foregoing summary is qualified in its entirety by reference to the complete Employment Agreement, which is furnished as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K. A copy of the press release issued by the Company announcing Mr. Lau’s appointment is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBITS INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Mr. Ken Lau
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2025	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

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